                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 17)*

             ROHN INDUSTRIES, INC. (FORMERLY UNR INDUSTRIES, INC.)
                                (NAME OF ISSUER)

                                COMMON STOCK
                       (TITLE OF CLASS OF SECURITIES)

                                 775-381-106
                                (CUSIP NUMBER)

                          JOHN H. LAERI, JR., TRUSTEE
                       UNR ASBESTOS-DISEASE CLAIMS TRUST
                        161 SOUTH LINCOLNWAY, SUITE 206
                            NORTH AURORA, IL, 60542
                               (630) 892-5757
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 COPIES TO:

                           EMANUEL S. CHERNEY, ESQ.
                              Kaye Scholer LLP
                              425 Park Avenue
                            New York, N.Y. 10022
                              (212) 836-8000


                               APRIL 23, 2001
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 775-381-106


-------------------------------------------------------------------------------
 (1) Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above
     Person

     UNR Asbestos-Disease Claims Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

           N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Illinois
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BENEFICIALLY OWNED                 22,556,558
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH               (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    22,556,558
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     22,556,558
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.5% (as of April 23, 2001)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 775-381-106


-------------------------------------------------------------------------------
 (1) Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above
     Person

     John H. Laeri, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

           N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BENEFICIALLY OWNED                 25,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH               (8) Shared Voting Power
                                    22,556,558
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    25,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    22,556,558
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     22,581,558
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 775-381-106


-------------------------------------------------------------------------------
 (1) Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above
     Person

     David S. Shrager
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

           N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH               (8) Shared Voting Power
                                    22,556,558
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    22,556,558
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     22,556,558
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 775-381-106


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification Nos. of Above
     Person

     Michael E. Levine
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

           N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BENEFICIALLY OWNED                 62,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH               (8) Shared Voting Power
                                    22,556,558
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    62,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    22,556,558
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     22,618,558
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     55.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 17 amends and supplements the Schedule 13D filed on March 5, 1990 as amended by Amendment Nos. 1 through 16 (the "Schedule 13D") by the UNR Asbestos-Disease Claims Trust (the "Trust") with respect to the Common Stock, par value of $.01 per share (the "Common Stock"), of ROHN Industries, Inc. (formerly UNR Industries, Inc.), a Delaware corporation ("ROHN"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately before the final paragraph of such Item:

        ROHN's "modified dutch auction" tender offer to stockholders which commenced on March 9, 2001, expired on April 6, 2001.

        Pursuant to the Stock Purchase Agreement by and between ROHN and the Trust, dated as of March 6, 2001, (the "Agreement"), on April 23, 2001 ROHN purchased 6,791,493 shares of Common Stock from the Trust at a price per share of $4.125.

        On March 14, 2001, the Trust obtained approval of the Agreement and such purchase of shares from the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division.

        The Trust has informed ROHN that it is committed to maximizing shareholder value and is open to considering any transactions that will do so, including transactions that might result in issuing shares that would dilute its ownership.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        See Item 4 above.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 16 -- Order from the United States Bankruptcy Court for the
                      Northern District of Illinois, Eastern Division.

                                     SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 28, 2001                 UNR Asbestos-Disease Claims Trust


                                      By: /s/ John H. Laeri
                                          ------------------------------------
                                          John H. Laeri, Jr., Trustee Chairman